TRUKNO

AI Predictive Cyber Threat Intelligence

Prevent Enterprise Cyberattacks
AI-Powered Predictive Cyber Threat Intelligence



trukno.com Denver, Colorado

Technology B2B SaaS Minority Founder AI

Highlights

1. $174K ARR. 5 large enterprise customers & 17 more in trials.
2. Growing fast. 317% YoY revenue growth already in 2023.
3. Disruptive AI Predictive Threat Intelligence to help enterprises proactively prevent cyberattacks.
4. Exponential growth opportunity in cybersecurity industry: 4.5M users & $11.6B TAM (not guaranteed).
5. Experienced founding team with deep expertise in cybersecurity, SaaS, AI, & enterprise sales.
6. Try our advanced cyber threat dashboards now: www.TruKno.com

Our Team



Manish Kapoor CEO

A seasoned cybersecurity tech entrepreneur with 20+ years experience in building & selling advanced cyber solutions in the enterprise segment (including 10 years at Cisco Systems).



Ebrahim Saed CTO

Ebrahim is a full stack application developer with 15 years of experience in software development building large scale SaaS solutions.



Hanna Honcharenko Head of Web UI/UX Development

Hanna has been involved extensively for 10+ years in developing with frontend software frameworks like REACT and is an expert in UI/UX web development.



Aayesh Umar Senior Threat Analyst

Specialist in cyber threat analysis (including analyzing advanced adversary attack techniques) . Holds a masters degree in cybersecurity.



Gitesh Sharma Lead UI/UX Designer

Expert in developing modern yet highly functional designs and user workflows for SaaS platforms.

Pitch

Why TruKno?

Invest in a breakthrough AI Cyber technology to prevent cyberattacks.

Cyberattacks are increasing at an alarming rate impacting our hospitals, schools, banks, governments & businesses. Industry experts estimate a cyberattack occurs every 11 seconds.

Cyberattacks are impacting organizations



Cybersecurity is the **biggest threat facing humanity** today.

Warren Buffet

Exponential Growth Opportunity

Today, only 4% (estimate) of the cybersecurity staff has easy access to proactive & actionable cyber threat intelligence to prevent a cyberattack. The key reason the present adoption rate is so low is due to the fact that existing solutions are highly cumbersome, complex and expensive. This presents a large untapped market opportunity that TruKno is targeting.

Large Untapped Market Opportunity

Cyber Threat Intelligence (CTI) Market Forecast:

$11.6B (2023) to $47B (2032)



*Source: **Statista**.*





*Source: **Statista**.*

AI-Powered Disruptive Cyber Technology



Our Artificial Intelligence powered platform automates the curation of thousands of cyber threat advisories & alerts into easy to use & highly actionable threat intelligence in real time.

Cybersecurity staff members are able to use these insights to take proactive steps to prevent a cyberattack.

*Fun Fact: **TruKno** (company name) stands for 'Truth through Knowledge'*



Cyber Threat Advisories → **Automated Analysis** → **Easy to Use & Actionable Proactive Cyber Threat Intelligence**

New Innovation in the Cyber Industry

TruKno is transforming the cybersecurity industry by enabling enterprises to **PREDICT ADVERSARY (HACKER) ATTACK BEHAVIOR** in real time using TruKno's threat intelligence:

Prevent Cyberattack Before It Happens with

The Power of AI Cyber

Adversary 'Attack Sequence' Evolution

TruKno platform tracks and correlates how an adversary is altering their 'Attack Sequence' i.e. combination of different techniques used in a sequence as part of the latest cyberattack.

New 'Procedures' in real time

Our platform traces how an adversary is using old techniques in completely new ways to bypass security controls.

Emerging Techniques (i.e. Never seen before cyberattack techniques)

TruKno dashboards capture 'net new' i.e. never seen before cyberattack techniques used by adversaries. This highly valuable information is used by our enterprise customers to proactive improve their security controls to monitor for these emerging adversary attack behavior via new detection rules.



← **PREDICT ADVERSARY ATTACK BEHAVIOR** →

Proven Adoption in the Enterprise

We have gained great traction in the first last 12 months of going into full production & actively supporting 17 new enterprise trials across diverse set of industries.

We are at $174K ARR across 5 enterprise customers and projecting to reach $1M annual recurring revenue in 2023.



$174K ARR / 5 Enterprise Customers

5 Enterprise Customers

$25K ARR	$30K ARR	$27K ARR	$37K ARR	$55K ARR
Commercial Real Estate	MSSP	Software & IT	Finance	Finance

Projected Revenue Growth to $1M ARR



17 New Enterprise Trials

Finance (4) Energy (1)
MSSP (3) Govt (1)
Retail (2) Other (4)

Forward-looking projections cannot be guaranteed.

Wise Investment

In the past, we have seen cybersecurity startups have some of the leading valuation multipliers across various industries, very high acquisition rate, etc.

11.6x

Median Cybersecurity Valuation Multiplier on ARR

286 Acquisitions

In Calendar Year 2021

27 Went Public (IPO)   Listed on U.S. Public Stock Exchanges (All)

Sources: S&P Global Market Intelligence Security Week

TruKno Team

Strength in Diversity of the Team

One of the biggest differentiators for our team is the diversity of our technical skill sets and our personal backgrounds.

Our team has expertise in cyber security, enterprise sales, full stack development, front end design & development, Artificial Intelligence (AI), advanced cyber threat analysis & detection.

The team is spread across 4 continents & 5 countries. Among us, we speak 11 languages.

Go-to-Market Strategy

TruKno solution includes highly robust API to easily integrates with the overall cyber security ecosystem. Further, we are actively working with several MSP, SIEM and EDR partners to scale our customer base faster.

Multi-Channel Distribution Strategy

Channel Partnerships



Managed Service Providers (MSSPs)
System Integration (SIs)
Value Added Resellers (VARs)
Distributors

OEM/Resale Partnerships



SIEM
EDR
Cyber Training
Breach Attack Simulation (BAS)
TIP

Targeted Digital Marketing



LinkedIn Ads
Email Outreach

LinkedIn Ad Key Performance Indicators (KPI)

Customer Lead Cost of Acquisition = $67/Lead

30+ Leads / Month
Demo requests from cyber professionals

2.34% Click Through Rate (CTR)
(4x Industry Average)

$67 $/Lead
(1/4 Industry Average of $230/lead)



Customers Love Us!

Using TruKno's actionable proactive threat intelligence, enterprise cybersecurity staff is able to significantly accelerate their threat hunting while saving valuable time. All of this leads to reduced risk of cyberattack.



Reduce Breach Risk	Improve Threat Hunting	Save Time



"TruKno focus on attack behavior analytics, not just IOCs *offers essential insights to my security analysts.*"

"Our threat hunting & detection engineering team *leverages TruKno platform daily*"

"TruKno dashboards are *beautifully designed & super easy to use* to keep up with the modern cyber threat landscape."

James	Greg	Tyler
Chief Security Officer	Dir, Threat Intelligence	IT Director

Exciting Growth Plans

Over the next 12 months, we are actively working on major initiatives to exponentially scale our customer base and revenues. This includes building a strong go-to-market channel via partnerships with MSPs, OEM vendors, Distributors, etc. We are already negotiating 3 of these partnership deals right now.

Further, our roadmap plan has some really exciting and advanced features that will allow to increase our average revenue per customer by 70%.

$1M Reach $1M annual recurring revenue	**Channel Partnerships** to grow customer base exponentially
70% Increase average revenue per customer by 70%	Build a strong band via thought leadership & targeted marketing

Forward-looking projections cannot be guaranteed.

Invest in TruKno Today!

Your support will truly make a difference.

Please support our team & our mission by investing in TruKno.

It will enable us to scale our solution to get vital proactive cyber threat intelligence to 100% of cybersecurity staff so they can prevent cyberattacks against our hospitals, schools, banks, governments & businesses.

Thank You :)



TRUKNO TEAM